Bradley C. Reed, P.C. To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	333 Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

February 12, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Kempf Robert Littlepage Alexandra Barone Mitchell Austin

Re:

SailPoint Parent, LP

Registration Statement on Form S-1

Response dated January 29, 2025

Amendment No. 1 to Registration Statement on Form S-1

Filed February 4, 2025

Amendment No. 2 to Registration Statement on Form S-1

Filed February 11, 2025

File No. 333-284339

Ladies and Gentlemen:

On behalf of SailPoint Parent, LP, a Delaware limited partnership (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated February 11, 2025, from the staff of the Division of Corporate Finance (the “Staff”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to Registration Statement on Form S-1 (the “Revised Registration Statement”), and where applicable, we have referenced in the Company’s responses set forth below the appropriate page

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Securities and Exchange Commission

February 12, 2025

numbers of the Revised Registration Statement that address the Staff’s comments. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Registration Statement, and all references to page numbers and captions correspond to the Revised Registration Statement unless otherwise specified.

Amendment No. 2 to Registration Statement on Form S-1

4. Notes to the Offering Adjustments for Unaudited Pro Forma Condensed Balance Sheet, page 82

1.

We note in footnote 4.viii it is your intent to accelerate unvested incentive units in connection with the offering. Please disclose in detail how you calculated the amount of the impact on the affected line-items. Also, please disclose as a subsequent event and discuss in MD&A the facts and circumstances concerning the decision to accelerate the vesting terms including the anticipated charge to be incurred in your future results of operations, the purpose of the acceleration, who holds the units, and clarify if these are redeemable convertible units. Also, explain to us your accounting for this modification. Please refer us to the supporting accounting literature.

RESPONSE:

The Company advises the Staff that the Company will account for the acceleration of unvested incentive units by recognizing the modification of such units as an exchange of the original awards for new awards. The original awards were expected to vest as of the modification date based on their original terms. Accordingly, the Company determined that there was no change in the fair value between the modified awards and the original awards as of the modification date, and there was no incremental compensation expense in excess of their grant date fair values recognized. The Company will recognize the compensation expense associated with the accelerated awards immediately upon completion of the offering because all vesting requirements will be satisfied. This is reflected in the pro forma statement of operations in each financial statement line item. The Company refers the Staff to ASC 718-20-35-3(a) to (c).

The Company has revised its disclosure on page 84 of the prospectus to disclose how the Company calculated the amount of the impact on affected line items by including the bolded language below:

Represents the impact of the modification to accelerate the vesting terms of certain unvested incentive units. In connection with this Offering, our Board approved the acceleration of 3,606,434 unvested incentive units. The settlement amount is

Securities and Exchange Commission

February 12, 2025

determined based on the unrecognized compensation cost associated with the grant date fair value of awards that were accelerated to vest immediately.

The Company has revised its disclosure on pages 95 and 96 of the prospectus to include the below discussion in its MD&A, which the Company hopes the Staff finds responsive to its requests to supplement the MD&A in Comments 1-4 and Comment 6:

Impact of the Offering on Employee Incentive Plans and Operating Results

In connection with this offering, we will incur additional compensation related costs associated with modifications to outstanding EARs and incentive units and the issuance of new restricted stock units under the Omnibus Plan to certain of our employees.

Specifically, the modifications and actions that will be effected upon this offering and the estimated accounting charges to be recognized in connection therewith, based on the initial public offering price, assuming an initial public offering price of $22.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, are: (1) the accelerated vesting of certain unvested EARs and to remeasure all vested awards, which will result in a charge of approximately $19.2 million; (2) the accelerated vesting of all outstanding unvested equity awards that were issued in connection with the Take-Private Transaction, which will result in a charge of approximately $60.3 million; (3) modifying certain outstanding incentive awards to accelerate the vesting of 3,606,434 incentive units, which will result in a charge of approximately $46.0 million; and (4) modifying 934,022 performance-based incentive units to fully vest upon the offering, which will result in a charge of approximately $20.5 million. The EARs, unvested equity awards, and incentive units that will be accelerated or modified, as applicable, are held by our directors, executive officers, and employees, representing nearly 1,000 of our employees. Our Board determined to take the foregoing actions in order to recognize and reward those individuals for their contributions to our performance since the Take-Private Transaction, and to transition our historic incentive award program to a more traditional “public company” incentive equity program under the Omnibus Plan. None of the accelerated or modified incentive units are redeemable convertible units.

We will also issue 17,209,594 restricted stock units to certain of our employees (including our executive officers) upon the closing of this offering, which we refer to as the IPO Grants. The expense related to these IPO Grants will be based on the initial public offering price. Assuming an initial public offering

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February 12, 2025

price of $22.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, which would result in stock-based compensation expense of approximately $378.6 million will be recognized subsequent to the date of this offering over the vesting terms, which will be predominately two or four year terms. The IPO Grants and related expense will be determined based on the initial public offering price. Our Board determined to make the IPO Grants in order to further align the interests of our employees with those of our stockholders and our long-term corporate success.

Based on the estimated initial public offering price of $22.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate that, in connection with the foregoing modifications and actions, we will recognize an additional $26.1 million of expense in costs of revenue – subscription, $22.2 million of expense in costs of revenue – services and other, $67.1 million of expense in research and development expenses, $119.8 million of expense in sales and marketing expenses, and $94.0 million of expense in general and administrative expenses, in each case, for the fiscal year ending January 31, 2026.

The Company has also revised its disclosures in Note 16 Subsequent Events on Page F-71 to include the language below:

On January 31, 2025, the Board of Managers of the Company approved modifications to accelerate vesting of certain Incentive Units, Equity Appreciation Rights, and cash settled awards subject to the pricing of the initial public offering and immediately prior to the contemplated conversion from a Delaware limited partnership to a Delaware corporation. The estimated equity-based compensation expense of $146.0 million is calculated using an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated price range, where appropriate.

2.

Please disclose how you valued the grant of 934,022 fully vested incentive units and advise us. Explain to us how your estimate of fair value relates to the Offering price per share. Please also fully disclose this pending grant as a subsequent event and discuss the facts and circumstances in MD&A, including the associated expense.

RESPONSE:

The Company has revised its disclosure on page 84 of the prospectus to delete the ~~struck through~~ language and to include the bolded language below:

Securities and Exchange Commission

February 12, 2025

Represents the impact for ~~grants of~~ performance-based incentive units ~~which were fully vested upon grant~~ that were previously legally granted to employees but were not previously determined to have an accounting grant date as the performance targets had not been set prior to the Offering. ~~In connection with this Offering, our Board granted~~ 934,022 ~~fully vested~~ incentive units were modified to vest immediately upon the completion of the Offering and an expense will be recognized based on the initial public offering price. The estimated expense reflects $22.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The Company has also revised the description of “grant of fully vested incentive units” to “modification of performance-based incentive units” on pages 76, 80, 84, 85, and 86.

The Company has revised its MD&A disclosure on pages 95 and 96 of the prospectus consistent with its response to Comment 1 above.

The Company has revised its subsequent events disclosure on page F-71 of the prospectus consistent with its response to Comment 1 above.

3.

Please disclose your calculation of the settlement amount of the outstanding equity awards that were issued in connection with the Take-Private Transaction. Please also fully disclose the pending settlement as a subsequent event and discuss the facts and circumstances in MD&A including the expense that will be incurred. Explain to us your accounting for the settlement.

RESPONSE:

The Company advises the Staff that the Company accounts for the equity awards issued in connection with the Take-Private Transaction as liabilities since they are required to be settled by cash based on the pre-determined value of $65.25 less any per-share exercise price (not appliable to restricted stock units). The Company will recognize the compensation expense associated with the accelerated awards immediately upon completion of the offering because all vesting requirements will be satisfied. This is reflected in the pro forma statement of operations in each financial statement line item. The Company refers the Staff to ASC 718-10-25-11(b).

The Company has revised its disclosure on page 83 of the prospectus to disclose its calculation of the settlement amount of the outstanding equity awards that were issued in connection with the Take-Private Transaction by including the bolded language below:

Immediately prior to the Take-Private Transaction, all unvested equity awards were converted into the contingent right to receive an amount in cash equal to $65.25 less any per-share exercise price (not applicable to restricted stock units)

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February 12, 2025

multiplied by the total number of shares of common stock underlying the unvested stock option or restricted stock unit. The settlement amount is determined based on $65.25 multiplied by the remaining awards outstanding as of the Offering and the associated payroll taxes.

The Company has revised its MD&A disclosure on pages 95 and 96 of the prospectus consistent with its response to Comment 1 above.

The Company has revised its subsequent events disclosure on page F-71 of the prospectus consistent with its response to Comment 1 above.

4.

Please disclose in sufficient detail how you calculated the amounts associated with the settlement and modification of EARs. Also disclose as a subsequent event and discuss the facts and circumstances in MD&A, including the associated expense that will be incurred. Also, explain to us how you are accounting for the settlement and modification. Please refer us to the supporting accounting literature.

RESPONSE:

The Company advises the Staff that the Company accounts for the EARs as liabilities since they are required to be settled by cash based on the fair value of the underlying shares. These awards are remeasured at each reporting period. The Company will recognize the compensation expense associated with the accelerated awards immediately upon completion of the offering because all vesting requirements will be satisfied. In addition, the Company remeasured all vested awards. This is reflected in the pro forma statement of operations in each financial statement line item. The Company refers the Staff to ASC 718-10-25-11(b) and ASC 718-30-35-1. The Company has revised its disclosure on page 83 of the prospectus to disclose how it calculated the amounts associated with the settlement and modification of EARs by including the bolded language below:

The Company’s outstanding vested EARs will be settled in cash. The awards are classified as liabilities and are remeasured each reporting period. The settlement amount will be determined based on the initial public offering price. The estimated settlement amount reflects $22.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The Company has revised its MD&A disclosure on pages 95 and 96 of the prospectus consistent with its response to Comment 1 above.

The Company has revised its subsequent events disclosure on page F-71 of the prospectus consistent with its response to Comment 1 above.

Unaudited Pro Forma Condensed Consolidated Financial Information

5. Notes to the Offering Adjustments for Unaudited Pro Forma Condensed Statements of Operations, page 85

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5.

It is unclear why in footnote 5.aa. you refer to certain operating expenses such as employee compensation as “non-recurring” and as “Offering” expenses. We note you historically incurred similar compensation expense and will continue to report the cost of granting and vesting of awards in future periods. Please revise your characterization of these operating expenses.

RESPONSE:

The Company has revised its disclosure on page 85 of the prospectus to delete the ~~struck through~~ language and to include the bolded language below:

The following summarizes the incremental expenses to be incurred in connection with the Offering and their impact on ~~for the non-recurring Offering adjustments to~~ cost of revenue—subscription, cost of revenue—services and other, research and development, sales and marketing and general and administrative for the year ended January 31, 2024 (in thousands):

6.	We note the disclosure of IPO Grants on page 181. Give pro forma effect to the expected grant of 17,209,594 restricted stock units or advise us. Also, disclose in MD&A and elsewhere, as applicable.

RESPONSE:

The Company has revised its disclosure on pages 76-86 of the prospectus to give pro forma effect to the expected grant of restricted stock units.

The Company has revised its MD&A disclosure on pages 95 and 96 of the prospectus consistent with its response to Comment 1 above.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Michael P. Keeley, P.C. at (312) 862-2144 or, in his absence, Lanchi D. Huynh at (214) 972-1673.

Sincerely,

/s/ Bradley C. Reed, P.C.
Bradley C. Reed, P.C.

cc:	Mark McClain, Chief Executive Officer, SailPoint Parent, LP
Chris Schmitt, Executive Vice President, General Counsel and Secretary, SailPoint Parent, LP